Exhibit 99.2

SUBSCRIPTION AGREEMENT

dated as of December 23, 2025

by and between

Lotus Technology Inc.

and

ECARX Holdings Inc.

TABLE OF CONTENTS

1.	DEFINITIONS	1

2.	PURCHASE AND SALE OF SECURITIES	3

3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	5

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	7

5.	ADDITIONAL AGREEMENTS	10

6.	TERMINATION	12

7.	MISCELLANEOUS	12

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of December 23, 2025, is entered into by and between Lotus Technology Inc., an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”), and ECARX Holdings Inc., an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Purchaser”).

RECITALS

WHEREAS, the Company desires to sell and deliver to the Purchaser, and the Purchaser desires to purchase and acquire from the Company, upon the terms and conditions set forth in this Agreement, an aggregate of 16,788,321 Ordinary Shares (the “Securities”).

NOW, THEREFORE, in consideration of the foregoing and representations, warranties, covenants and agreements set forth herein as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, the Company and the Purchaser hereby agree as follows:

1.	DEFINITIONS

The following capitalized terms shall have the following meanings for purposes of this Agreement:

“ADS” means American Depositary Share issued pursuant to the Deposit Agreement. Each ADS represents one Ordinary Share as of the date hereof.

“Affiliate” means an “affiliate” within the meaning of Rule 405 under the Securities Act.

“Aggregate Purchase Price” has the meaning set forth in Section 2(b).

“Agreement” means this Subscription Agreement.

“Board” means the Company’s Board of Directors.

“Business Day” means any day that is not a day on which banking institutions in the Cayman Islands, Hong Kong, New York City or the PRC are authorized or required by law, regulation or executive order to be closed.

“Closing” means the closing of the sale and purchase of the Securities in a Tranche.

“Closing Date” has the meaning set forth in Section 2(c)(i).

“Company” has the meaning set forth in the preamble.

“Company Articles” means the Sixth Amended and Restated Memorandum and Articles of Association of the Company, as amended.

“Company SEC Documents” means all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC pursuant to the Exchange Act and the Securities Act and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, in each case, filed or furnished with the SEC.

“Contract” means any agreement, contract, lease, indenture, instrument, note, debenture, bond, mortgage or deed of trust or other agreement, arrangement or understanding.

“Deposit Agreement” means the Deposit Agreement, dated January 29, 2024, by and among the Company, Deutsche Bank Trust Company Americas and other parties thereto, or any successor deposit agreement.

“Encumbrance” means any mortgage, lien, pledge, charge, security interest, title defect, preemptive or similar right or other encumbrance.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any supranational, national, provincial, state, municipal, local or other government, whether U.S., PRC or otherwise, any instrumentality, subdivision, administrative agency or commission thereof, court, other governmental authority or regulatory body or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority or any self-regulatory organization or any applicable stock exchange.

“HKIAC” has the meaning set forth in Section 7(d).

“Indemnified Liabilities” has the meaning set forth in Section 7(b).

“Indemnitees” has the meaning set forth in Section 7(b).

“Indemnitor” has the meaning set forth in Section 7(b).

“Material Adverse Effect” means any event, occurrence, fact, condition, change or development, individually or together with other events, occurrences, facts, conditions, changes or developments, that has or would reasonably be expected to have a material adverse effect on (a) the business or operations of the Company and its Subsidiaries (taken as a whole) or the financial condition, assets or results of operation of the Company and its Subsidiaries (taken as a whole) or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on the business of the Company or any Subsidiary arising from (i) any action required to be taken pursuant to the terms and conditions of this Agreement or taken at the direction of the Purchaser, (ii) macroeconomic changes affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the PRC or any other market where the Company and its Subsidiaries have material operations or sales generally (provided in each case that such changes do not have a disproportionate impact on the business of the Company and its Subsidiaries), (iii) changes in generally accepted accounting principles that are generally applicable to comparable companies, (iv) any engagement in hostilities or the occurrence of any military or terrorist attack or civil unrest, (v) earthquakes, hurricanes, floods, epidemics or other public health crises or other force majeure disasters, (vi) any change in the market price or trading volume of the Company’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether a Material Adverse Effect has occurred), or (vii) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred).

“Nasdaq” means The Nasdaq Stock Market.

“Ordinary Share” means an ordinary share of a par value of US$0.00001 in the share capital of the Company.

“Per Share Purchase Price” has the meaning set forth in Section 2(b).

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

“PRC” means the People’s Republic of China.

“Purchaser” has the meaning set forth in the preamble.

“SEC” means the United States Securities and Exchange Commission.

“Securities” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a specified person, (a) any entity that is directly or indirectly controlled by such person or (b) any entity whose financial results are consolidated with the financial results of such person under applicable accounting standards.

“Transaction Documents” means this Agreement and any other agreement, document or instrument entered into or delivered in connection with the transactions contemplated hereby or thereby.

“U.S.” or “United States” means the United States of America.

2.	PURCHASE AND SALE OF SECURITIES

(a)            Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at each Closing, the Company shall sell and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Company, the applicable Securities, free and clear of all Encumbrances. The Securities issued to the Purchaser will be “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and will bear a restrictive legend. Subject to the terms and conditions set forth herein, the sale and purchase of Securities shall be conducted in tranches (each, a “Tranche” and together, the “Tranches”) consisting of (a) an initial tranche of an aggregate subscription amount of US$17,000,000 for 12,408,759 Ordinary Shares (the “Initial Tranche”), and (b) a second tranche of an aggregate subscription amount of US$6,000,000 for 4,379,562 Ordinary Shares (the “Second Tranche”).

(b)            Purchase Price. The purchase price for the Securities shall be US$1.37 per Share (the “Per Share Purchase Price”). The aggregate purchase price for the Securities (the “Aggregate Purchase Price”) shall be US$23,000,000.

(c)            Closing.

(i)            Date and Time. The Closings shall take place remotely via electronic exchange of documents and signatures on such date as is specified in writing by the Company and the Purchaser in each Tranche (each a “Closing Date”), and more specifically as follows:

(A)            Initial Tranche. Subject to the terms and conditions set forth herein, the Closing Date of the Initial Tranche shall be no later than five (5) Business Days after the satisfaction of the conditions to the Closing set forth in Sections 2(c)(ii) below (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions), or at such other date and location as may be agreed in writing by the Company and the Purchaser.

(B)            Second Tranche. Subject to the terms and conditions set forth herein, the Closing Date of the Second Tranche shall be on the third (3rd) Business Day following the date on which the Purchaser served written notice to the Company (which may be via e-mail), provided that the Purchaser may deliver such notice at any time no later than thirty (30) calendar days following the date hereof, after the satisfaction of the conditions to the Closing set forth in Sections 2(c)(ii) below (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions), or at such other date and location as may be agreed in writing by the Company and the Purchaser. Should the Purchaser fail to serve notice to the Company on or prior to the twenty seventh (27th) calendar day following the date hereof, the Company shall have the right to notify the Purchaser of the Closing Date of the Second Tranche by delivering a written notice to the Purchaser, provided that no such notice shall be delivered by the Company later than thirty (30) calendar days following the date hereof.

(ii)            Payment and Delivery. At each Closing:

(A)            the Purchaser shall, against and upon delivery of the Securities by or on behalf of the Company, pay the Aggregate Purchase Price to the Company for the Securities to be issued, sold and delivered to the Purchaser at such Closing, by wire transfer of immediately available funds to the bank account designated in writing by the Company, which designation the Company shall make no later than five (5) Business Days prior to the applicable Closing Date; and

(B)            the Company shall, against and upon payment of the Aggregate Purchase Price to the Company by the Purchaser, deliver or caused to be delivered to the Purchaser (x) an updated copy of the register of members of the Company dated the applicable Closing Date certified by a director or the registered office provider of the Company evidencing the Purchaser’s ownership of the Securities sold and delivered on such Closing Date; and (y) PDF copies of one duly executed and stamped share certificate representing the Securities registered in the name of the Purchaser as of each Closing Date; provided that the Company shall deliver the original copy of such share certificates to the Purchaser within five (5) Business Days after the applicable Closing Date, provided further that if the Purchaser requests the Company to deliver duplicate share certificates representing the Securities, all costs incurred for the issuance of such duplicate share certificate in respect of the Securities shall be borne by the Purchaser.

3.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company as of the date hereof and as of each Closing Date that:

(a)            Organization. The Purchaser is a company duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(b)            Authorization; Enforcement; Validity. The Purchaser has the requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated by this Agreement and each other Transaction Document to which it is a party. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated by and in compliance with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and each other Transaction Document have been duly executed and delivered by the Purchaser and constitute the legal, valid and binding obligations of the Purchase, enforceable against the Purchaser in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c)            No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not and will not (i) result in a violation of the organizational or constitutional documents of the Purchaser, or (ii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state, and any other applicable, securities laws) applicable to the Purchaser, except in the case of clause (ii) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(d)            Consents and Approvals. Neither the execution and delivery by the Purchaser of this Agreement or any other Transaction Document, nor the consummation by the Purchaser of any of the transactions contemplated hereby or thereby, nor the performance by the Purchaser of this Agreement or any other Transaction Document in accordance with its respective terms, requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any Governmental Entity (other than disclosure that may be required by Regulation 13D under the Exchange Act).

(e)            Status and Investment Intent.

(i)            Investment Experience. The Purchaser is a sophisticated investor with knowledge and experience in financial and business matters such that the Purchaser is capable of evaluating the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic risks of an investment in the Securities. In making its decision to invest in the Company, the Purchaser is not relying upon, and has not relied upon, any representation or warranty made by any person, except for the representations and warranties contained in this Agreement.

(ii)            Purchase Entirely for Own Account. The Purchaser is acquiring the Securities pursuant to this Agreement for investment for its own account for investment purposes only and not with the view to, or with any intention of, resale or distribution in a manner that would violate the registration requirements of the Securities Act.

(iii)            Restricted Securities. The Purchaser acknowledges that the Securities are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and have not been registered under the Securities Act or any applicable state securities law. The Purchaser further acknowledges that, absent an effective registration under the Securities Act, the Securities may only be offered, sold or otherwise transferred (x) to the Company, (y) outside the United States in accordance with Rule 904 of Regulation S or (z) pursuant to an exemption from registration under the Securities Act.

(iv)            Not a Broker-Dealer. The Purchaser is not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(v)            Accredited Investor; Not U.S. Person. The Purchaser is either in the United States and is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, or is not a “U.S. person” as defined in Rule 902 of Regulation S.

(f)            Legends. The Purchaser understands that the share certificates evidencing the Securities shall bear, in addition to any other legends as may be required under applicable laws, the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”) OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS. THESE SECURITIES MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED: (A) IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (2) AN EXEMPTION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS, AND (B) UNLESS IN COMPLIANCE WITH THE SUBSCRIPTION AGREEMENT BETWEEN THE COMPANY AND ECARX HOLDINGS INC., DATED DECEMBER 23, 2025 (THE “SUBSCRIPTION AGREEMENT”). ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS OR ANY OTHER RESTRICTIONS SET FORTH IN THE SUBSCRIPTION AGREEMENT SHALL BE VOID.”

(g)            Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Purchaser.

(h)            Sufficient Funding. The Purchaser has at its disposal sufficient funding to pay the Aggregate Purchase Price and consummate the transactions contemplated hereby.

(i)            No Additional Representations. The Purchaser makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate that may be delivered by the Purchaser to the Company in accordance with the terms thereof.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser that, except as otherwise disclosed in the Company SEC Documents, as of the date hereof and as of each Closing Date that:

(a)            Organization and Qualification. The Company is duly organized, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted.

(b)            Capitalization. The authorized share capital of the Company as of the date hereof consists of 5,000,000,000 Ordinary Shares, of which 678,898,274 Ordinary Shares are issued and outstanding as of the date hereof, and 51,550,661 Ordinary Shares have been reserved under the 2022 Stock Incentive Plan of the Company. All of the Company’s issued and outstanding Ordinary Shares are fully paid and non-assessable. The Company has no outstanding bonds, debentures, notes or other obligations, the holders of which have been granted the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. All issued and outstanding Ordinary Shares have been duly authorized and validly issued and are fully paid and non-assessable, are free of preemptive rights, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right, right of first refusal, or similar right and the ADSs have been duly listed and admitted and authorized for trading on the Nasdaq Global Market.

(c)            Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, the issuance of the Securities, has been duly authorized by the Board and no further filing, consent or authorization (including any shareholder approval) is required by the Board or otherwise, except for any required filing regarding the issuance or listing of additional securities with Nasdaq. This Agreement and each other Transaction Document have been duly executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(d)            No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby (including, the issuance of the Securities) will not (i) result in a violation of the Company Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract to which the Company is a party, or (iii) subject to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations and the rules and regulations of Nasdaq applicable to the Company or by which any property or asset of the Company is bound or affected), except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(e)            Consents. Assuming the accuracy of the representations and warranties of the Purchaser under this Agreement and other Transaction Documents, in connection with the entering into and performance of this Agreement and the other Transaction Documents, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, (i) any Governmental Entity in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents or (ii) any third party pursuant to any agreement, indenture or instrument to which the Company is a party, in each case in accordance with the terms hereof or thereof other than such as have been made or obtained, and except for (x) any required filing or notifications regarding the issuance or listing of additional securities with Nasdaq or (y) such consent, authorization, order, filing or registration which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

(f)            Issuance of Securities. The Securities, when issued and paid for in accordance with the terms hereof, will be (i) duly authorized, validly issued and non-assessable and free from all Encumbrances, and (ii) fully paid with the Purchaser being record holder and beneficial owner and being entitled to all rights accorded to a holder of the Securities.

(g)            No Registration. Assuming the accuracy of the representations and warranties of the Purchaser in Section 3, the offer, sale and issuance of the Securities are exempt from the registration requirements of the Securities Act.

(h)            Company SEC Documents. The Company has timely filed all the Company SEC Documents. As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (i) each of the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading.

(i)            Internal Control. The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (A) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the U.S. generally accepted accounting principles, and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of material assets of the Company. There are no material weaknesses or significant deficiencies in the Company’s internal controls except as disclosed in the Company SEC Documents.

(j)            Financial Statements. The audited and unaudited financial statements (including any related notes) contained in the Company SEC Documents (collectively, the “Company Financial Statements”) (A) have complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (B) were prepared in accordance with the U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby and (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby, except as disclosed therein and as permitted under the Exchange Act.

(k)            Litigation. There are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by the Transaction Documents or which would reasonably be expected, to have, individually or in the aggregate, a Material Adverse Effect.

(l)            Sanctions.

(i)             None of the Company, any of its Subsidiaries, or any director or officer thereof, or, to the Company’s knowledge, any agent, affiliate, employee or other representative of the Company or any of its Subsidiaries, is a Person that is, or is owned or controlled by one or more Persons that are: (A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council (“UNSC”), the European Union (“EU”) (including under Council Regulation (EC) No. 194/2008), His Majesty’s Treasury (“HMT”), the State Secretariat for Economic Affairs, or other relevant sanctions authority (collectively, “Sanctions”), or engaged in any activities sanctionable under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, the Iran Sanctions Act, the Iran Threat Reduction and Syria Human Rights Act, or any applicable executive order, or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including Crimea, Cuba, Iran, North Korea and Syria).

(ii)            The Company will not, directly or indirectly, use the proceeds of the offering received by the Company, or lend, contribute or otherwise make available such proceeds to any Subsidiary, Affiliate, joint venture partner or other Person: (A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)            For the past five (5) years, the Company and its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not knowingly engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(m)            Compliance with Applicable Laws. Except as set forth in the Company SEC Documents, the Company and each of its Subsidiaries have conducted their businesses in compliance with all applicable laws, regulations and applicable stock exchange requirements, except where the failure to be in compliance, individually or in the aggregate, do not and would not have a Material Adverse Effect.

(n)            Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding with a placement agent entered into by or on behalf of the Company or any Subsidiary.

(o)            No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate that may be delivered by the Company to the Purchaser in accordance with the terms thereof.

5.	ADDITIONAL AGREEMENTS

(a)            Further Assurances. Each of the Purchaser and the Company shall use all reasonable efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated by this Agreement on a timely basis, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of such transactions, and will cooperate and consult with the other and use reasonable efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all Governmental Entities, necessary or advisable to consummate the transactions contemplated by this Agreement.

(b)            Expenses. Each party shall bear and pay its own costs, fees and expenses incurred by it in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

(c)            Public Disclosure. Without limiting any other provision of this Agreement, the Company and Purchaser, to the extent permitted by applicable law, will consult with each other and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and will not (to the extent practicable) issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by law, rules, regulations or any listing agreement with or requirement of Nasdaq or any other applicable securities exchange, provided that the disclosing party shall, to the extent permitted by applicable law, rules, regulations or any listing agreement with or requirement of Nasdaq or any other applicable securities exchange and if reasonably practicable, inform the other parties about the disclosure to be made pursuant to such requirements prior to the disclosure.

(d)            Use of Proceeds. The Company shall utilize the Aggregate Purchase Price for general corporate purposes.

(e)            Lock Up Period. The Purchaser shall not, without the prior written consent of the Company, directly or indirectly offer, sell, contract to sell, pledge, transfer, assign, give, hypothecate, encumber, grant a security interest in, convey in trust, gift, devise or descent, or otherwise dispose of (“Transfer”) the Securities or any portion thereof for a period of six (6) months after the applicable Closing Date (the “Lock-up Period”), provided, that the Purchaser may Transfer the Securities or any portion thereof to any of its Affiliates at any time without the prior written consent of the Company, it being agreed that any such Transfer to Affiliates during the Lock-up Period shall require such Affiliate’s agreement in writing to be bound by this Section 5(e).

(f)            ADS Conversion.

(i)            If, following the expiration of the Lock-up Period, the Purchaser elects to convert (each a “Conversion”) any or all of the Securities into ADSs, the Company shall, at the Purchaser’s written request and subject to applicable law and the terms of the Deposit Agreement, facilitate the deposit of all the Securities elected by the Purchaser for Conversion with the depositary for the issuance of ADSs. Without limiting the generality of the foregoing, to the extent permitted by applicable law, the Company agrees to execute, deliver and provide such instrument or document, and carry out any other necessary or appropriate action, including the provision of any legal opinion, as may be reasonably requested or required by the depositary, the Purchaser or its securities broker in connection with the deposit of the Securities and the issuance of ADSs, provided that, to the extent any legal opinion from external counsel is required, (x) if such counsel is designated by the Purchaser, the Purchaser shall bear all costs of such counsel relating to the issuance of such opinion, or (y) if such counsel is not designated by the Purchaser, the Company shall bear the cost of such counsel for the issuance of one (1) opinion subject to a cap of US$10,000 and any remaining cost of such counsel shall be borne by the Purchaser. The Purchaser shall execute, deliver and provide such information, instrument or document, and carry out any other necessary or appropriate action as may be reasonably requested or customarily required by the Company or the depositary in connection with the deposit of the Securities and the issuance of ADSs.

(ii)            It is acknowledged that, subject to the terms hereof, the Company may satisfy any request by the Purchaser for a Conversion by transferring to the Purchaser treasury ADSs (“Treasury ADSs”) held by the Company, in lieu of issuing, or causing the issuance of ADSs by the depositary of the ADSs, to the Purchaser. In the event the Company elects to transfer Treasury ADSs to the Purchaser to satisfy any Conversion obligation, (A) the Company shall notify the Purchaser in writing of its intention to settle the Conversion with Treasury ADSs no later than two (2) Business Days after receipt of the Purchaser’s written request for such Conversion (which written request shall specify the Purchaser’s brokerage account designated for the receipt of the Treasury ADSs), it being agreed that a failure to deliver such written notice to the Purchaser with such two (2) Business-Day period shall constitute a waiver by the Company of effecting Conversion by Treasury ADSs; and (B) the Purchaser shall work in good faith with the Company with a view to settling the Conversion with Treasury ADSs and, as a condition to receipt of such Treasury ADSs, execute and deliver all customary documents and instruments and take all other actions, including the surrender of the original copy of any share certificates and the execution of surrender forms, as may be reasonably required by the Company and its registered office provider to effect, for no consideration other than the receipt of the Treasury ADSs, the surrender and cancellation of the corresponding Securities (“Converted Securities”) underlying such Treasury ADSs, and the Company shall transfer the Treasury ADSs to the Purchaser’s designated brokerage account concurrently with the surrender and cancellation of the Converted Securities, provided that notwithstanding anything to the contrary herein, if such settlement by Treasury ADSs, upon written confirmation or advice by the Company’s or the Purchaser’s brokerage institution, is infeasible or can only be effected with undue delay, the Company shall effect the Conversion in accordance with Section 5(f)(i) within five (5) Business Days after the receipt of such written confirmation or advice. The Company hereby represents and warrants to the Purchaser that the Company (I) will have good title to the Treasury ADSs, (II) will have capacity of transferring the Treasury ADSs to the Purchaser, and (III) the Treasury ADS being transferred to the Purchaser will be free from any Encumbrance, in each case as when such Treasury ADSs are transferred by the Company to the Purchaser, and agrees to execute and deliver a transfer agreement containing such above representations and warranties and customary documents and instruments and take all other actions as may be reasonably required by the Purchaser or its brokerage institution for purposes of the transfer of Treasury ADSs to the Purchaser.

(g)            Rule 144. Without prejudice to Section 5(e), the Company shall use commercially reasonable efforts to make available to the Purchaser the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Purchaser to sell the Securities or any portion thereof to the public without registration, including:

(i)             making and keeping current public information available, as that term is understood and defined in Rule 144;

(ii)            filing with the SEC in a timely manner all reports and other materials required to be filed by the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other materials is required for the applicable provisions of Rule 144 (including without limitation, Rule 144(i)(2)); and

(iii)           furnishing to the Purchaser such information as may be reasonably requested by the Purchaser to permit the Purchaser to sell the Securities or any portion thereof pursuant to Rule 144 without registration.

6.	TERMINATION

(a)            Subject to Section 6(b) below, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing in respect of the First Tranche:

(i)             by written agreement of the Company and the Purchaser; or

(ii)            by the Company or the Purchaser if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the sale and issuance of the Securities; provided, however, that the right to terminate this Agreement pursuant to this Section 6(a)(ii) shall not be available to a party if the issuance of such law, regulation or order was initiated by, or primarily due to a breach by, such party of this Agreement.

(b)            In the event of termination of this Agreement as provided in Section 6(a) above, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the parties hereto and, as applicable, the officers, directors and shareholders of each party, except that the provisions of Sections 6 and 7 hereof shall remain in full force and effect; provided that nothing herein shall relieve any party hereto from liability for any breach of this Agreement that occurred prior to such termination.

7.	MISCELLANEOUS

(a)            Survival. The representations and warranties of the parties set forth in Section 3 and 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closings for a period of one (1) year after the Closing in respect of the Second Tranche. All of the covenants or other agreements of the parties contained in this Agreement shall survive the Closings until fully performed in accordance with their terms.

(b)            Indemnification. Subject to Section 7(c), the Company (the “Indemnitor”) shall defend, protect, indemnify and hold harmless the Purchaser and its shareholders, partners, members, officers, directors, employees, agents or other representatives (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought) (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of or arising out of (i) any misrepresentation or breach of any representation or warranty made by the Indemnitor in this Agreement, (ii) any breach of any covenant, agreement or obligation of the Indemnitor contained in this Agreement, and (iii) any cause of action, suit or claim brought or made against such Indemnitee by a third party (excluding for these purposes any derivative actions brought on behalf of the Indemnitor) arising out of or as a result of any breach of any representation or warranty made by the Indemnitor or its applicable Affiliates or any breach of any covenant, agreement or obligation of the Indemnitor or its applicable Affiliates under the Transaction Documents.

(c)            Limitation to the Liability. Notwithstanding anything to the contrary in this Agreement:

(i)            The maximum aggregate liabilities of the Indemnitor and its applicable Affiliates in respect of Indemnified Liabilities pursuant to Section 7(b)(i) with respect to any representations and warranties under this Agreement shall be subject to a cap equal to the Aggregate Purchase Price; provided that, the cap under this Section 7(c)(i) shall not apply to any misrepresentation or breach of any representation or warranty made by the Indemnitor under Sections 4(a), 4(c) and 4(f).

(ii)            Notwithstanding any other provision contained herein and except in the case of fraud, intentional misrepresentation and willful misconduct, from and after the Closing in respect of the First Tranche, this Section 7(c) shall be the sole and exclusive remedy of any of the Indemnitees for any claims against the Indemnitor arising out of or resulting from the Transaction Documents and the transactions contemplated hereby; provided that the Indemnitee shall also be entitled to specifically enforce the terms and provisions of the Transaction Documents in any court of competent jurisdiction pursuant to Section 7(n) hereof.

(d)            Governing Law; Arbitration. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule thereof. Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be submitted to arbitration upon the request of any party with notice to the other party. The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in effect, which rules are deemed to be incorporated by reference into this Section 7(d). There shall be three (3) arbitrators. The complainant and the respondent to such dispute shall each select one arbitrator within thirty (30) calendar  days after giving or receiving the demand for arbitration, and these two arbitrators shall jointly select the third arbitrator. The arbitration proceedings shall be conducted in English. Each party irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such arbitration in Hong Kong and the HKIAC, and hereby submits to the exclusive jurisdiction of HKIAC in any such arbitration. The award of the arbitration tribunal shall be conclusive and binding upon the disputing parties, and any party to the dispute may apply to a court of competent jurisdiction for enforcement of such award. Any party to the dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(e)            Remedies and Waivers. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall affect that right, power or remedy, or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise or any other right, power or remedy. Except as otherwise expressly provided in this Agreement, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

(f)            Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signatures in the form of facsimile or electronically imaged “.pdf” shall constitute due execution and shall be binding upon the signatory thereto with the same force and effect as if the signatures were original.

(g)            Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(h)            Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(i)            Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “US$” or “$” mean the lawful currency of the U.S. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Except as specifically stated herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Except as otherwise specified herein, references to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(j)            Entire Agreement; Amendments. This Agreement (including all schedules and exhibits hereto), together with the other Transaction Documents constitute the entire agreement, and supersede all other prior oral or written agreements between the Purchaser, the Company, their Affiliates and Persons acting on their behalf with respect to the subject matter hereof and thereof. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchaser. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

(k)            Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with an internationally recognized overnight courier service, or (iv) when sent by confirmed email if sent during normal business hours of the recipient, and if not, then on the next Business Day, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Lotus Technology Inc.
Address: No. 800 Century Avenue, Pudong District, Shanghai, People’s

Republic of China

Attention: Daxue Wang

Email: Daxue.Wang1@lotuscars.com.cn

If to the Purchaser:

ECARX Holdings Inc.

Address: 12/F, Tower 2, Park Place, 88 Baise Road, Xuhui District,

Shanghai 200231, People’s Republic of China

Attention: Henry Yu

Email: henry.yu@ecarxgroup.com

(l)            Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Except as otherwise provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.

(m)            Specific Performance. The parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of the Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to the Transaction Documents shall be entitled to seek injunction to prevent breaches of the Transaction Documents and to enforce specifically the terms and provisions of the Transaction Documents.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Company and the Purchaser has caused its respective signature page to this Subscription Agreement to be duly executed as of the date first written above.

Lotus Technology Inc.

By:	/s/ FENG Qingfeng
	Name:	FENG Qingfeng;
	Title:	CEO

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, each of the Company and the Purchaser has caused its respective signature page to this Subscription Agreement to be duly executed as of the date first written above.

PURCHASER:	ECARX Holdings Inc.

	By:	/s/ SHEN Ziyu
		Name:	SHEN Ziyu
		Title:	Director

[Signature Page to Subscription Agreement]